VIA EDGAR
                    June 20, 2023
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Attention: Madeleine Mateo and Tonya Aldave
100 F Street, N.E.
Washington, D.C. 20549

Re:    NewtekOne, Inc.
    Amendment No. 3 to Registration Statement on Form S-3
    Filed: April 21, 2023
    File No. 333-269452

Ladies and Gentlemen:
On behalf of NewtekOne, Inc. (the “Company”), set forth below are the Company’s responses to the written comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding Amendment No. 3 to the Company’s Registration Statement on Form S-3, filed April 21, 2023 (“Amendment No. 3”). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.
1.The staff remains unable to determine the specific basis, if any, for your position that you are now excluded from the definition of an “investment company” under the Investment Company Act of 1940 (the “Act”). We note that as recently as November 8, 2022, in your Form 10-Q filed for the quarter ended September 30, 2022, you were described in your public reports as an “internally managed non-diversified closed-end management investment company.” We also note that, in your Form N-54C, you represented that you “inten[d] to conduct [your] activities in such a way that [you] will be excepted from the definition of an ‘investment company’ provided under the Act.” Please specifically describe when and why you stopped being an “internally managed non-diversified closed-end management investment company” and more fully describe the nature of the change in your business that caused you to no longer be an investment company and/or be able to rely on an exception from the definition of an investment company. To the extent that the change of your business was the acquisition of Newtek Bank, please specifically explain why this acquisition had this effect, given (i) your response appears to indicate that Newtek Bank represents only approximately 17.46% of your total assets on an unconsolidated basis and (ii) while you have indicated that “a critical element of your strategic plan is the transitioning to Newtek Bank of the SBA7(A) lending activities…”, it does not appear that you have yet effected such a transition. Alternatively, to the extent you believe that your “plans to operate as a financial holding company” caused you to no longer be an investment company, please explain why this affects your legal analysis under section 3 of the Act.

Response: The Company respectfully advises the Staff that the specific bases for the Company’s position that it is not an investment company under the Act are that the Company is neither holding itself out as an investment company under Section 3(a)(1)(A), nor does the value of its investment securities exceed forty percent of the Company’s total assets on an unconsolidated basis. As described in further detail below, over the past nearly two years, the Company has taken numerous steps to transition – both from operational and regulatory standpoints – to a financial holding company, and has frequently and consistently stated its intention to do so in its periodic filings and public statements. As a result, the Company does not believe that it is “holding itself out” as anything other than a financial holding company. Additionally, as explained previously and in further detail below, the subsidiary through which the Company conducted its SBA 7(a) lending activities – Newtek Small Business Finance (“NSBF”) – is not an investment company, and its securities are, therefore, not “investment securities” for purposes of Section 3(a)(1)(C). Specifically, NSBF is not an investment company because: (1) its wholly owned securitization trusts are exempt from the definition of “investment company” under Rule 3a-7, and accordingly the equity interests in the trusts owned by NSBF are not investment securities; (2) the non-guaranteed SBA 7(a) loans NSBF holds directly represent less than 40% of NSBF’s total assets (after deduction of cash, cash items, and guaranteed SBA 7(a) loans); and (3) the sum total of the value of the equity in NSBF’s securitization trusts and NSBF’s other assets that are not securities exceeds sixty percent of the value of NSBF’s total assets (after deduction of cash items and guaranteed SBA 7(a) loans).

As of March 31, 2023, NSBF’s value represented approximately 66.5%1 of the Company’s total assets on an unconsolidated basis. As described in further detail below, NSBF’s wholly-owned securitization trusts are exempt from the definition of investment company under Rule 3a-7. Additionally, Newtek Bank’s assets represented approximately 16.0%2 of the Company’s total assets on an unconsolidated basis as of March 31, 2023. As described in prior correspondence, Newtek Bank is exempted from the definition of investment company by Section 3(c)(3). The Company’s remaining assets, which consist primarily of wholly owned operating subsidiaries that provide insurance services, webhosting, and payment processing, represent approximately 17.5% of the value of the Company’s total assets on an unconsolidated basis.3 Neither NSBF, Newtek Bank, nor the Company’s other operating subsidiaries is an investment company and the Company’s interests in such entities are not investment securities.

The Company has attached Appendix A, a description of the Company’s history, and Appendix B, an organizational chart that includes values for each of the Company’s subsidiaries (on an unconsolidated basis), for the Staff’s reference.

The Staff has asked that we explain the relevance of Newtek Bank’s acquisition to our analysis under Section 3(a). The Company believes that its acquisition of Newtek Bank is important to its analysis under Section 3(a) because such acquisition, including the frequent and consistent statement from the Company about its intent to convert to a financial holding company, and the numerous shareholder and regulatory approvals preceding the acquisition, clearly evidence the Company’s intention to hold itself out as a financial holding company rather than an investment company. The Company believes that this intention is supported by the fact that, as discussed above, the Company has transitioned substantially all of its lending activities to Newtek Bank. Currently, NSBF has one employee and NSBF’s loan portfolio – the loans in its securitization trusts – is being serviced by the Newtek Bank’s subsidiary, Small Business Lending (“SBL”). See Notes to Consolidated Financial Statements – Note 1 – Description of Business and Basis of Presentation in the Company’s Quarterly Report on Form 10-Q (filed May 11, 2023) (“In connection with the April 13, 2023 wind-down agreement between NSBF and the SBA, NSBF has begun to wind-down its operations and NSBF will continue to own the SBA 7(a) loans in its SBA loan portfolio to maturity, liquidation, charge-off, or (subject to SBA’s prior written approval), sale or transfer. NSBF will continue to service and liquidate its SBA loan portfolio, pursuant to an SBA approved lender service provider agreement with SBL. (See NOTE 20—SUBSEQUENT EVENTS: NSBF Wind-down Agreement)”).
2.Your Form S-3/A indicates that loans are transferred to special purpose vehicles in order to effect your securitizations, and goes on to note circumstances under which securitizations were accomplished by trusts, including by, for example, Newtek Small Business Loan Trust, Series 2022-1. Accordingly, it would appear that, to the extent that issuers are engaged in securitization activities described in rule 3a-7 under the Act, it would be these securitization trusts. Please clarify whether, in discussing NSBF’s securitization activities, including for example, the issuance of securities as described in rule 3a-7 and the appointment of trustees, you are actually describing the activities of specific securitization trusts. For example, with respect to the September 2022 securitization, it appears that Newtek Small Business Loan Trust, Series 2022-1 was the issuer of securitization notes. Please revise your conclusion that NSBF may rely on rule 3a-7 as necessary. Alternatively, to the extent you believe NSBF can rely on rule 3a-7 notwithstanding that it is not, for example, itself an issuer of securities described in rule 3a-7(a)(1), please explain. In addition, please also clarify the relation of the securitization trusts to NSBF, including whether these trusts are subsidiaries of NSBF.

1 At March 31, 2023, NSBF’s value was approximately $360.91 million, and the Company held total assets of approximately $548.28 million (less approximately $5.22 million in cash and cash items) on an unconsolidated basis. The Company previously valued the assets of this entity on a consolidated basis, as if it held the assets of the Securitization Trusts directly. However, each of the Securitization Trusts is a Delaware trust with a separate legal existence, and the Company has revalued NSBF on that basis.

2 At March 31, 2023, Newtek Bank’s value was approximately $77.95 million, and the Company held total assets of approximately $486.89 million (less approximately $5.22 million in cash and cash items) on an unconsolidated basis.

3 As discussed previously, the Company owns various operating companies. Among other things, these subsidiaries include: (1) NMS and Mobile Money – credit and debit card processing, (2) PMT – payroll processing, (3) NTS – webhosting, web design, etc., (4) SIDCO – consulting and technology solutions, (5) NIA – insurance brokerage services, and (6) POS – cloud-based point of sale systems.

Response: The Company clarifies that it was describing the securitization activities undertaken by the Securitization Trusts, and that it is the Securitization Trusts that rely upon Rule 3a-7. As such, NSBF’s interests in the Securitization Trusts would not constitute “investment securities” for purposes of Section 3(a)(1)(C).

From 2010 through March 31, 2023, NSBF undertook twelve securitization transactions, and four securitization trusts remained outstanding as of that date.4 On June 8, 2023, the Company closed on a thirteenth securitization transaction (the “2023-1 Trust,” and, together with the 2018-1 Trust, 2019-1 Trust, 2021-1, and Trust, 2022-1 Trust, the “Securitization Trusts”). See the Company’s Current Report on Form 8-K (filed June 14, 2023). NSBF owns 100% of beneficial ownership interest in Securitization Trusts, each of which is organized as a Delaware statutory trust, and the Securitization Trusts are wholly owned consolidated subsidiaries of NSBF. Under Section 3(a)(2), majority-owned subsidiaries are not considered “investment securities” if the subsidiary is neither (a) an investment company, nor (b) a company that would be an investment company but for the exemptions under either Section 3(c)(1) or Section 3(c)(7). Since the Securitization Trusts rely on Rule 3a-7, and they are neither investment companies nor companies that are exempt under Sections 3(c)(1) or Section 3(c)(7), NSBF’s equity interest in those companies are not considered “investment securities” when analyzing NSBF’s status under Section 3(a)(1)(C).

4 The outstanding securitization trusts are Newtek Small Business Loan Trust, Series 2018-1 (“2018-1 Trust”), Newtek Small Business Loan Trust, Series 2019-1 (“2019-1 Trust”), Newtek Small Business Loan Trust, Series 2021-1 (“2021-1 Trust”), Newtek Small Business Loan Trust, Series 2022-1 (“2022-1 Trust”).

The values of the assets held by NSBF, on an unconsolidated basis,5 are as follows:

Description	Value (millions) (as of March 31, 2023)	Percentage of NSBF’s Adjusted Total Assets[6]
2018-1 Trust	$26.93	6.05%
2019-1 Trust	34.03	7.65%
2021-1 Trust	24.49	5.50%
2022-1 Trust	27.14	6.10%
Subtotal: Total Equity Held in Securitization Trusts	$112.59	25.29%
SBA Unguaranteed Loans (held prior to transfer to the 2023-1 Trust on June 8, 2023) [7]	$128.59	28.89%
Loans not pledged to a trust [8]	39.48	8.87%
Broker Receivable	41.44	9.31%
Servicing Asset	33.35	7.49%
Due From Related Parties	59.64	13.40%
SBA Receivable	12.60	2.83%
Prepaid Expenses and Other Assets	11.10	2.49%
Accrued Interest Receivables, net	6.34	1.43%
Cash and Cash items	67.58	—
Guaranteed portions of loans held for sale [9]	9.99	—
NSBF’s Total Assets	$522.71	—
NSBF’s Total Assets, Less Cash Items and Government Securities	$445.13	100%

5 The Company notes that, pursuant to ASC Topic 860, the Company has consolidated the assets of the Securitization Trusts on NSBF’s and the Company’s balance sheets. See Notes to Consolidated Financial Statements – Note 2 – Significant Accounting Policies, in the Company’s Quarterly Report on Form 10-Q (filed May 11, 2023). The table above presents NSBF’s assets on an unconsolidated basis.

6 “Adjusted total assets” refers to the NSBF’s total assets, excluding cash, cash items, and government securities.

7 The Company notes that, on June 8, 2023, the Company transferred these loans to the 2023-1 Trust, which then securitized the loans. As a result, these loans are currently assets held by the 2023-1 Trust.

8 This entry represents mostly non-accrual loans that will not be pledged to a securitization trust.

9 Section 2(a)(16) define a “government security,” in relevant part, as ‘‘any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the Government of the United States pursuant to authority granted by the Congress of the United States. . . .” As the guaranteed portions of the SBA 7(a) loans are guaranteed by the SBA, an independent agency of the United States government, the guaranteed portions of the SBA 7(a) loans constitute “government securities” for purposes of Section 3(a)(1)(C).

The Company confirms that each of the Securitization Trusts meets the relevant conditions specified in Rule 3a-7(a)(1) through (a)(4), and, thus, are exempt from the definition of an “investment security” under the Act.10 As of March 31, 2023, the combined value of the Securitization Trusts represented approximately 25.29% of NSBF’s total assets (excluding cash, cash items, and government securities). Additionally, the Company has previously described why the unguaranteed portions of the Company’s SBA 7(a) loans do not constitute “securities” applying the Reves family resemblance test. See Reves v. Ernst & Young, 494 U.S. 56 (1990).11 However, even if the Staff determines that the SBA 7(a) loans held directly by NSBF are “investment securities,” as of March 31, 2023, the combined values of those assets represented 37.76%12 of NSBF’s total assets (excluding cash and cash items). The Company does not believe that any of NSBF’s remaining assets may reasonably be considered “investment securities.” As a result, as of March 31, 2023, at least 62.24% of the value of NSBF’s total assets were not “investment securities.”13

In addition to the analysis above, the Company notes that, on June 8, 2023, the Company transferred $128.56 million in SBA 7(a) unguaranteed loans to the 2023-1 Trust, and the 2023-1 Trust securitized those loans. See Current Report on Form 8-K (filed June 14, 2023). This is NSBF’s final securitization as it no longer originates SBA 7(a) loans. As a result, as of the date of this letter, the Company estimates that approximately 43.5%14 of the value of NSBF’s total assets are based on the combined value of the Securitization Trusts, and approximately 87.5%15 of the value of NSBF’s assets are not considered “investment securities.” The Company currently holds approximately $39.5 million in “loans not pledged to a trust,” which the Company estimates represents approximately 12.5% of its total assets.

3.Please provide your calculation for determining that NSBF does not meet the definition of an “investment company” under Section 3(a)(1)(C), identifying each constituent part of the numerator and denominator. Please specifically identify (i) the amounts, if any, held by NSBF of debt securities available-for-sale, loans held for sale, loans held for investment at fair value, and loans held for investment, at amortized cost; and (ii) the assets representing NSBF’s interests in its subsidiaries, as well as their value. Please base your response on the value of such issuer’s assets as of the end of the last preceding fiscal quarter.

Response: Please see the response to comment #2, above.
10 Specifically, the Company confirms with respect to each of the Securitization Trusts: (1) None issues redeemable securities; (2) each is engaged only in the business of purchasing or otherwise acquiring, and holding eligible assets under Rule 3a-7 (and in activities related or incidental thereto); (3) each has issued securities described in Rule 3a-7(a)(1); (4) each issued only securities that complied with the requirements of Rule 3a-7(a)(2), and, specifically confirm that each of the securitizations have been rated by unaffiliated nationally recognized statistical rating organizations in one of the four highest categories assigned long-term debt or in an equivalent short-term category; (5) each has acquired or disposed of eligible assets in accordance with Rule 3a-7(a)(3); and (6) each has appointed trustees that meet the requirements imposed by Rule 3a-7(a)(4)(i), and such trustees will take the actions necessary to meet the requirements in Rule 3a-7(a)(4)(ii) and (iii).

11 In this regard, the Company notes courts have found that the inquiry of whether an instrument is a security is based on the form of the transaction, rather than the substance. SEC v. Nat’l Presto Indus., 486 F.3d 305, 313 (7th Cir. 2007) citing Reves, 494 U.S. 56. As a result, the treatment of the Company’s loans when it was regulated under the Act has no bearing on the treatment of such loans when the Company is regulated as a financial holding company.

12 This figure was derived by dividing the sum of entries entitled (1) “SBA Unguaranteed Loans (held prior to transfer to the 2023-1 Trust)” ($128.56 million) and (2) “Loans not pledged to a trust” ($39.48 million) by “NSBF’s Total Assets, Less Cash Items and Government Securities” ($445.13 million).

13 The Company notes that, even if the unguaranteed portions of the SBA 7(a) were not treated as “government securities,” and were treated as “investment securities,” the Company’s “investment securities” would still represent less than forty percent of the Company’s total assets (39.12%).

14 As of the date of this letter, NSBF held total assets of approximately $315.8 million (excluding cash, cash items, and government securities), of which the Securitization Trusts represent approximately $137.3 million.

15 The value of NSBF’s assets other than “loans not pledged to trust” are approximately $276.4 million.

4.Please note that while In the Matter of Tonopah Mining Co., 26 S.E.C. 426 (July 21, 1947) was decided under section 3(b)(2) of the Act, the Commission and staff use the “primary engagement” standard set forth in that case when evaluating the identical standard in section 3(a)(1)(A) of the Act. See Certain Prima Facie Investment Companies, Release No. IC-10937 (Nov. 13, 1979) [44 FR 66608 (Nov. 20, 1979)] at n.24. Accordingly, an analysis of you, on a consolidated basis, using each of the factors outlined in Tonopah is useful in evaluating whether you “[are] or hol[d] [your]self out as being engaged primarily, or propos[e] to engage primarily, in the business of investing, reinvesting, or trading in securities.” To that end, please revise your analysis under Tonopah to:

• Describe the amount of time your officers, directors, and employees spend managing your portfolio of loans and the amount of time they devote to banking activities. With respect to your description of the amount of time devoted to managing your portfolio of loans, please specifically address the amount of time spent by these personnel in managing loans for investment purposes, as compared to those managed for sale.

• Clarify which assets on your consolidated balance sheet are included in what you have described as assets “related to the guaranteed and unguaranteed SBA 7(A) loan portfolio.”

• To the extent not described in your response to question 3, explain why your “recent conversion to a financial holding company” and your operation as “a financial holding company” may affect the sources of your income, including whether and how such a designation may affect the operation of your business.

Response: The Company respectfully continues to believe that an analysis of Tonopah Mining Co., 26 S.E.C. 426 (July 21, 1947) (“Tonopah”) provides limited guidance on whether the Company is “holding itself out” as an investment company given the Company’s circumstances. As the Seventh Circuit observed in the leading judicial case analyzing Tonopah, “[t]he model inadvertent investment company . . . is one in which the firm has sold all or almost all of its assets, reduced its operations to a skeleton staff . . . , and purports to be looking for acquisitions but never seems to find them.” See SEC v. Nat’l Presto Indus., at 313. Unlike Tonopah, the Company is neither selling its current assets nor proposing to acquire new assets. Instead, the Company is reorganizing its current assets, operation, and corporate structure to comply with its new regulatory requirements as a financial holding company. Specifically, the Company has transitioned its lending activities to its wholly owned bank subsidiary, and is currently reorganizing its corporate structure to comply with mandates from its bank and other governmental regulators. We do not believe that the Tonopah factors contemplate these circumstances because those factors presuppose a change in operating assets and do not take into account changes in regulatory structure.

Setting aside the specific Tonopah factors, the SEC in Tonopah indicated that the primary purposes of the five-factor test was investor protection. Specifically, the SEC indicated that a company would be considered “holding itself out” as an investment company when “the nature of the assets and income of the company, disclosed in the annual reports filed with the Commission and in reports sent to stockholders, was such as to lead investors to believe that the principal activity of the company was trading and investing in securities.” Tonopah. “In other words, the Commission thought in Tonopah that what principally matters is the beliefs the company is likely to induce in investors.” Nat’l Presto Indus., at 315. Since the Company announced its intention to acquire Newtek Bank on August 2, 2021, the Company has made frequent, consistent, and extensive disclosures in its periodic filings regarding the impact, risks, and benefits of converting to a financial holding company. The Company issued a formal proxy, received overwhelming shareholder approval to withdraw its election to be regulated as a BDC, has incurred significant expenses in revising its financial statements to reflect its operations as a financial holding company, and no longer qualifies as a regulated investment company for tax purposes. Additionally, the Company expects to be added to the Russell 3000 index – which does not include investment companies – as a bank holding company. Given these efforts, the Company does not believe that any reasonable investor would be confused about the fact that it is now a financial holding company rather than an investment company.

Although the Company continues to believe that the Tonopah Factors to have limited applicability in its case, responses to the Staff’s specific requests are provided below.

Time devoted to Banking Activities

The Staff has asked the Company to describe the amount of time that the Company’s officers, directors, and employees spend managing its “loan portfolio” versus the amount time those parties spend on banking-related activities. However, the Company respectfully advises the Staff that, to the extent that the Staff’s question relates to the active purchase, sale, or origination of loans through NSBF, the Company does not currently “manage” the loans held by NSBF. As described above, NSBF ceased originating SBA 7(a) loans during the first quarter of 2023. The Company’s current activities consist solely of servicing and originating loans through Newtek Bank and Newtek Business Services Holdco 6, Inc., offering products and services through its operating subsidiaries, holding interests in two joint ventures, and holding SBA 7(a) loans pursuant to a wind-down agreement entered between NSBF and the SBA on April 13, 2023 (the “Wind-Down Agreement”). As the Company previously described, among other things, the Wind-Down Agreement prohibits NSBF from originating new SBA 7(a) loans, requires NSBF to continue to hold its existing SBA 7(a) loans; generally, until such loans’ maturity, liquidation, or charge-off. NSBF also may not transfer such loans unless it receives the SBA’s prior written consent. The Company notes that NSBF and Newtek Bank have entered into an SBA-approved lender service provider agreement, under which Newtek Bank’s subsidiary, SBL, performs all of the servicing and liquidations related to NSBF’s existing SBA 7(a) loans. The Company notes further that, as of the date of this letter, NSBF has one employee – it’s President – and that employee’s sole function is to perform administrative tasks related to the NSBF’s wind-down. All of NSBF’s loan origination and servicing functions have been transferred to Newtek Bank, and approximately 300 of NSBF’s, the Company’s, and SBL’s former employees are now employed by Newtek Bank and its subsidiary, SBL. As a result, NSBF currently has no material operations, and the Company estimates that a de minimis amount of its officers’, directors’, or employees’ time is dedicated to managing any loans held by NSBF as the loans are essentially non-transferrable, and must be held until their final dispositions.

In contrast, the Company notes that virtually all of its officers’, directors’, or employees’ time is dedicated to operating Newtek Bank and the Company’s other operating subsidiaries. For example, the Company estimates that the volume of loans originated through Newtek Bank increased from approximately $357.2 million as of March 31, 2023 to approximately $520 million as of the date of this letter. In addition to acquiring all of NSBF’s former employees, the Company notes that, on May 16, 2023, the Company hired a Chief Financial Officer with over 17 years of bank and financial services industry experience for Newtek Bank and the Company. See the Company’s Current Report on Form 8-K (filed May 16, 2023). The Company also is in the process of merging its intermediate holding companies out of existence and restructuring a number of its operating subsidiaries to streamline the Company’s corporate structure and reduce its compliance costs and professional fees.

Guaranteed and Unguaranteed Loans

The Company advises the Staff that guaranteed and unguaranteed portions of the SBA 7(a) loans held by NSBF are reflected on the Company’s consolidated balance sheet for the quarter ended March 31, 2023 as “Loans held for investment, at fair value.” As discussed above, this consolidated entry includes both assets held directly by NSBF, and assets owned and held by the Securitization Trusts. If this entry were presented on an unconsolidated basis, it would show that the vast majority of the value of the assets included in this entry are held by the Securitization Trusts:

Description	Value (Millions) (as of March 31, 2023)	Value as a Percentage of Loans Held for Investment
2018-1 Trust	$62.34	11.70%
2019-1 Trust	74.35	13.95%
2021-1 Trust	95.19	17.87%
2022-1 Trust	132.84	24.94%
Subtotal: Loans held by Securitization Trusts	$364.72[16]	68.46%
SBA Unguaranteed Loans (held prior to transfer to the 2023-1 Trust)	128.59	24.13%
Loans not pledged to a trust	39.48	7.41%
Loans held for investment (at fair value)	$532.79	100%

16 The Company notes that the 2018-1 Trust, the 2019-1 Trust, the 2021-1 Trust, and the 2022-1 Trust are collectively subject to approximately $252.1 million in indebtedness. As a result, NSBF’s equity value in those entities totals approximately $112.6 million. See “Subtotal: Total Equity Held in Securitization Trusts” on page 4 in response to Comment #2, above.

As shown from the table above, on an unconsolidated basis, the Securitization Trusts held approximately 68.46% of the value of the Company’s “loans held for investment (at fair value)” as of March 31, 2023. As noted above, on June 8, 2023, NBSF transferred an additional 24.13% of the SBA 7(a) loans it held directly to the 2023-1 Trust. If the March 31, 2023 balances were adjusted for this transfer, the Securitization Trusts would have held assets worth approximately 92.59% of the value of the Company’s “loans held for investment (at fair value).”

Sources of Income

As of March 31, 2023, approximately 30.43% ($18.72 million) of the Company’s gross income ($61.5 million) was from interest income, the large majority of which was related to the interest received from loans and fees from the sale of guaranteed SBA 7(a) loans (reflected as “loans and fees on loans” in the Company’s most recent Quarterly Report on Form 10-Q). As described above, NSBF has ceased originating loans, and has transferred all of its operational functions to Newtek Bank. Although NSBF will continue to receive interest on its legacy loans, which the SBA requires it to hold until its wind-down is complete, NSBF will no longer receive fees from the sale of guaranteed SBA 7(a) loans or origination fees. On a going forward basis, the Company expects the vast majority of its interest income and fees from the sale of guaranteed SBA 7(a) loans to be generated at Newtek Bank.

As of March 31, 2023, approximately 69.57% ($42.79 million) of the Company’s gross income was from sources other than interest. The Company does not expect any material changes in income from these sources, other than certain income streams being shifted to Newtek Bank. Specifically, approximately 27.70% ($17.04 million) of the Company’s gross income was for its technology and electronic payments processing businesses, which is expected to remain the same. Approximately 10.61% ($6.53 million) was from net gain on the sales of SBA 7(a) guaranteed loans. As discussed above, NSBF has ceased operations, and the Company expects that any such new sales will be made by Newtek Bank. Approximately 7.16% ($4.4 million) of the Company’s gross income was servicing income related to the SBA 7(a) loans. All such activities have been transitioned to Newtek Bank. No material changes are expected in the Company’s remaining sources of income, which are expected to account for less than 20% of the Company’s gross income.

5.Your response was unclear as to whether you have relied on rule 3a-2 of the Act in the past, or whether you intend to presently. Please advise as to your intention with respect to reliance on rule 3a-2. To the extent you have relied or intend to rely on rule 3a-2 of the Act, please provide further information on your compliance with such rule. In your response, please include (i) a copy of the resolution made by your board of directors pursuant to rule 3a-2(a)(2), (ii) the date on which such resolution was recorded contemporaneously in your minute books, and (iii) the date on which the one-year period commenced pursuant to rule 3a-2(b), together with your analysis supporting such a conclusion. In addition, please provide your detailed legal analysis supporting your conclusion that an investment company may rely on rule 3a-2 as it transitions into a noninvestment company business. In this regard, we note that you are neither a start-up nor do you have a history of operating a business affected by an extraordinary event causing you to suddenly meet the definition of an investment company under section 3 of the Act.

Response: The Company respectfully advises the Staff it has not determined to rely on Rule 3a-2 because the Company does not believe that it meets the definition of an “investment company” under the Act. However, to the extent that the Staff disagrees with the Company’s conclusion, the Company believes that it qualifies for and is entitled to rely on Rule 3a-2, beginning January 6, 2023. The Company will provide a response to this comment to the extent that it is necessary to rely on Rule 3a-2.

* * *

If you have any questions or require additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 356-9500.

Very truly yours,

/s/ Barry Sloane
Barry Sloane
Chief Executive Officer, President and Chairman of the Board

cc:     Michael A. Schwartz, Chief Legal Officer
    Jared M. Fishman, Sullivan & Cromwell LLP

Appendix A – Company Background

From August 2000 until November 11, 2014, the Company was an operating company that described itself as a “holding company for several wholly- and majority-owned subsidiaries.” See Annual Report on Form 10-K of Newtek Business Services, Inc. (“Newtek Inc.”) for the fiscal year ended December 31, 2013. Specifically, the Company was one of numerous non-bank lenders that had securities registered with the SEC, but that were not required to register as “investment companies” under the Act. See e.g., Registration Statement on Form S-1 for On Deck Capital, Inc. (filed Dec. 15, 2014). The Company notes that, immediately prior to it voluntarily electing to operate as a business development company (“BDC”), the SBA 7(a) loans held by Newtek Small Business Finance, Inc.’s (“NSBF”) constituted over 50% of the Company’s total assets.17

On October 22, 2014, the Company shareholders approved a proposal that allowed the Company to elect to be regulated as a BDC under the Act. From November 11, 2014 to January 6, 2023, the Company held itself out as “being engaged primarily . . . in the business of investing, reinvesting, or trading in securities” and, thus, qualified as an “investment company” under Section 3(a)(1)(A) of the Act. As discussed previously, the Company’s primary motivation for converting to a BDC was to obtain access to lower-cost capital. See the Company’s Registration Statement on Form N-14 (filed Sept. 30, 2014). The Company specifically noted that it did not intend to materially change its business. Id. (“As a BDC, we do not expect our small business lending practices will differ from the current lending practices of NSBF, although given the flexibility we will have to grow our lending activities without regard to our overall assets as an investment company, we intend such lending practices to comprise a greater portion of our operations as we expand our small business finance platform.”). The Company made similar statements in its Registration Statement on Form N-2, which, along with the aforementioned Registration Statement on Form N-14, the staff of the Division of Investment Management (“IM Staff”) reviewed extensively prior to declaring each such registration statement effective. See the Company’s Registration Statement on Form N-2 (filed Nov. 3, 2014) (“We expect to continue to grow our business organically, both directly and through our controlled portfolio companies, as we have historically.”).

Other than with respect to Company’s method of accounting,18 at no time did the IM Staff suggest that the Company would be required to change its operations to conduct its business as a BDC. In fact, the SEC has held that a company may qualify as an investment company under Section 3(a)(1)(A) by “proposing” to engage primarily in business of investing in securities even if its formal investment activities are not sufficient for investment company status under Section 3(a)(1)(C). See Final Rule on Transient Investment Companies, 46 Fed. Reg. 6883 (Jan. 22, 1981) (“Rule 3a-2 Adopting Release”) (“It should be noted that-regardless of the business in which an issuer actually is engaged primarily-an issuer which holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities would be an investment company under section 3(a)(1) of the Act.”) (emphasis added); see also In the Matter of Townsend Corporation of America and Townsend Management Company, 42 S.E.C 282 (1964) (holding that a company “proposes” to be an investment company under Section 3(a)(1)(A) as soon as “the proposition has been set before the mind, it has been brought forward, it has been stated, [or] it has been propounded.”).

On August 2, 2021, the Company publicly announced that it intended to both acquire Newtek Bank and withdraw its election to the regulated as a BDC. See Current Report on Form 8-K (filed Aug. 2, 2021). After IM Staff reviewed, commented on, and approved its proxy statement, the Company distributed its proxy statement seeking shareholder approval to discontinue the Company’s election to be regulated under the Act. On June 1, 2022, the Company held a special meeting where the overwhelming majority19 of shareholders that cast votes authorized the Company to withdraw its BDC election. From June 2022 through December 2022, the Company undertook numerous steps to, among other things, receive approvals from the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Office of the Comptroller of the Currency (the “OCC”) to acquire Newtek Bank and become a financial holding company. On December 29, 2022, the Company’s Board of Directors (the “Board”) adopted a resolution that allowed the Company to withdraw its election to be regulated as a BDC contemporaneously with acquiring Newtek Bank.

17 See Quarterly Report on Form 10-Q of Newtek Business Services, Inc. (filed Aug. 14, 2014). This percentage above was derived by dividing the sum of SBA loans held for investment, net ($9,583), SBA loans held for investment ($94,728), and SBA loans held for sale ($3,305) by the Company’s total assets ($200,896). The result is approximately 53.51%.
18 To operate as a BDC, the Company was required to fundamentally change its method of accounting. Specifically, and among other things, the Company was required to deconsolidate its consolidated subsidiaries (other than NSBF), and account for such wholly- and majority-owned subsidiaries as portfolio companies using the equity method of accounting.
19 The proposal to withdraw the Company’s BDC election was approved by 88.95% of shareholders casting votes. See Current Report on Form 8-K (filed June 1, 2022).

Between August 2, 2021 and January 6, 2023, the Company frequently and consistently stated its intention to withdraw its BDC election and operate as a financial holding company upon the close of the Newtek Bank Acquisition. See, e.g., Notes to Consolidated Financial Statements – Note 1 – Description of Business and Basis of Presentation in the Company’s Quarterly Report on Form 10-Q (filed Aug. 13, 2021) (“On August 2, 2021, the Company entered into the Stock Purchase Agreement with NBNYC . . .. Subject to the approval of, among others, the Office of the Comptroller of Currency, the Federal Reserve and the SBA . . . and the Company receiving its shareholders' approval to withdraw the Company’s election as a business development company as required under the 1940 Act, this acquisition is part of the Company's plan to reposition itself as a bank holding company that has elected financial holding company status”); Item 1 – Business – Our Business in the Company’s Annual Report on Form 10-K (filed March 1, 2022) (“[T]his [bank] acquisition is part of a plan to reposition the Company as a bank holding company, and is subject to the approval of, among others, federal banking regulators and the SBA and the Company’s shareholders to withdraw the Company’s election as a BDC under the 1940 Act. For more information, see ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations - Executive Summary” and “Risk Factors - Risks Related to Converting to a Financial Holding Company’”); Notes to Consolidated Financial Statements – Note 1 – Description of Business and Basis of Presentation in the Company’s Quarterly Report on Form 10-Q (filed November 8, 2022) (“Subject to certain regulatory approvals . . ., the Acquisition is part of the Company's plan to reposition itself as a bank holding company that intends to elect financial holding company status. In connection with this plan, on June 1, 2022, at a special meeting of Company shareholders, the Company received its shareholders’ approval to discontinue the Company's election as a business development company, as required under the 1940; however, the Company’s Board will not seek to discontinue the Company’s election as a BDC under the 1940 Act until after the Company receives the required regulatory approvals for the Acquisition and after certain of the Acquisition closing conditions are met”).

On January 6, 2023, the Company filed Form N-54C to withdraw its election to be regulated as a BDC, and, since that date, has held itself out solely as a financial holding company. See the Company’s Current Report on Form 8-K (filed Jan. 6, 2023) (“The Company has also filed with the SEC a Form N-54C, Notification of Withdrawal of Election to be Subject to the Investment Company Act of 1940, and has ceased to be a business development company as of January 6, 2023. As a result of the Acquisition, the Company is now a financial holding company subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (the ‘Federal Reserve’) and the Federal Reserve Bank of Atlanta. The Company will no longer qualify as a regulated investment company for federal income tax purposes and will no longer qualify for accounting treatment as an investment company.”).

Appendix B – Organizational Chart